As filed with the Securities and Exchange Commission on July 2 , 2010
Registration No. 333-162621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RIVERVIEW BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Washington (State or Other Jurisdiction of Incorporation or Organization)	000-22957 (Primary Standard Industrial Classification Code Number)	91-1838969 (I.R.S. Employer Identification Number)

900 Washington Street, Suite 900, Vancouver, Washington 98660 (360) 693-6650

 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Patrick Sheaffer, Chairman and CEO
Riverview Bancorp, Inc.
900 Washington Street, Suite 900
Vancouver, Washington  98660; (360) 693-6650

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
John F. Breyer, Jr., Esquire Breyer & Associates PC 8180 Greensboro Drive, Suite 785 McLean, Virginia 22102 (703) 883-1100	Dave M. Muchnikoff, P.C. Silver, Freedman & Taff, L.L.P. 3299 K Street, N.W., Suite 100 Washington, D.C. 20007 (202) 295-4500
Lori M. Beresford, Esquire Kilpatrick Stockton LLP 607 14th Street, NW, Suite 900 Washington DC 20005

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  [  ]

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [X]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, par value $.01 per share	7,931,035 shares	$23,000,001	$1,640(2)

(1)  Estimated solely for the purpose of calculating the registration fee pursuant to Section 457(o) under the Securities Act.
(2)  Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The Information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange  Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated __________ __, 2010

PRELIMINARY PROSPECTUS

 6,896,552 Shares

Common Stock

We are offering 6,896,552 shares of our common stock.  Our common stock is listed on the Nasdaq Global Select Market under the symbol “RVSB.”  On June 3, 2010, the last reported sale price of our common stock on the Nasdaq Global Select Market was $2.90 per share.

Investing in our common stock involves significant risks.  See “Risk Factors” beginning on page 8 of this prospectus to read about factors you should consider before buying our common stock.

	Per Share	Total
Public offering price	$		$20,000,000
Underwriting discounts and commissions	$	$
Proceeds to Riverview Bancorp, Inc. (before expenses)	$	$

The underwriters have the option to purchase up to an additional 1,034,483 shares of our common stock at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                              , 2010.

Wunderlich Securities	Howe Barnes Hoefer & Arnett

The date of this prospectus is _____________    , 2010

TABLE OF CONTENTS
Prospectus

 You should rely only on the information contained in or incorporated by reference in this prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference in this prospectus and any such “free writing prospectus.” If anyone provides you different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where those offers and sales are permitted. The information contained in or incorporated by reference in this prospectus and any such “free writing prospectus” is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus describes the specific details regarding this offering and the terms and conditions of the common stock being offered hereby and the risks of investing in our common stock. To the extent information in this prospectus is inconsistent with any of the documents incorporated by reference into this prospectus, you should rely on this prospectus. You should read this prospectus, the documents incorporated by reference in this prospectus and the additional information about us described in the section entitled “Where You Can Find More Information” before making your investment decision.

As used in this prospectus, the terms “we,” “our,” “us” and “Riverview” refer to Riverview Bancorp, Inc. and its consolidated subsidiaries, unless the context indicates otherwise. When we refer to “Riverview Community Bank” in this prospectus, we are referring to Riverview Community Bank, a wholly owned subsidiary of Riverview Bancorp, Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference may contain forward-looking statements.  These forward-looking statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact and often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, assumptions and statements about future performance.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated, including, but not limited to:

•
the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets;

•	changes in general economic conditions, either nationally or in our market areas;

•	changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources;

•	fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas;

•	secondary market conditions for loans and our ability to sell loans in the secondary market;

•
results of examinations of us by the Office of Thrift Supervision, or OTS, or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

•
our compliance with  regulatory enforcement actions we have entered into with the OTS and the possibility that our noncompliance could result in the imposition of additional enforcement actions and additional requirements or restrictions on our operations;

•	legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules;

•	our ability to attract and retain deposits;

•	further increases in premiums for deposit insurance;

•	our ability to control operating costs and expenses;

•	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	difficulties in reducing risks associated with the loans on our balance sheet;

•	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;

•	computer systems on which we depend could fail or experience a security breach;

•	our ability to retain key members of our senior management team;

iii

•	costs and effects of litigation, including settlements and judgments;

•	our ability to implement our business strategies;

•
our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

•	our ability to pay dividends on our common stock and interest or principal payments on our junior subordinated debentures;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations to us;

•
changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; and

•
other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere in this prospectus and the incorporated documents.

Some of these and other factors are discussed in this prospectus under the caption “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference herein. Such developments could have an adverse impact on our financial position and our results of operations.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus or the documents incorporated by reference herein might not occur, and you should not put undue reliance on any forward-looking statements.

iv

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read this entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference herein, which are described under “Incorporation of Certain Documents by Reference” in this prospectus.  Unless otherwise expressly stated or where the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares of our common stock to cover over-allotments, if any.

Riverview Bancorp, Inc.

Riverview Bancorp, Inc., a Washington corporation, is the savings and loan holding company of Riverview Community Bank. At March 31, 2010, we had total assets of $838.0 million, total deposit accounts of $688.0 million and shareholders' equity of $83.9 million.  Substantially all of our business is conducted through Riverview Community Bank, which is headquartered in Vancouver, Washington, within the Portland, Oregon metropolitan statistical area.

We are engaged predominantly in the business of attracting deposits from the general public and using such funds in our primary market area to originate commercial real estate, land development and residential construction loans as well as commercial loans. Through Riverview Community Bank’s subsidiary, Riverview Asset Management Corp., or RAMCorp, we engage in full-service brokerage activities, trust and asset management services.  At March 31, 2010, RAMCorp had over $279.5 million in assets under management.

We are a community-oriented financial services company, emphasizing local, personalized service to our customers within our primary market area. We consider Clark, Cowlitz, Klickitat and Skamania counties of Washington and Multnomah, Clackamas and Marion counties of Oregon as our primary market area and serve these counties through our seventeen branches, including ten in Clark County, two in the Portland metropolitan area and three lending centers.

           Riverview Community Bank is a member of the Federal Home Loan Bank System and its deposits are insured by the Federal Deposit Insurance Corporation, or FDIC, up to applicable legal limits. Riverview Community Bank is subject to comprehensive regulation, examination and supervision by the OTS and the FDIC.

As of March 31, 2010, our directors and executive officers as a group beneficially owned 1,420,814 shares of our common stock which represented approximately 13.0% of our outstanding shares as of that date. These individuals provided non-binding indications of interest that they intend to increase their ownership interest through purchasing 200,000 additional shares of our common stock in this offering. Our common stock is traded on the Nasdaq Global Select Market under the ticker symbol "RVSB."

Our executive offices are located at 900 Washington Street, Suite 900, Vancouver Washington 98660.  Our telephone number is (360) 693-6650.

Business Strategy

During 2008, the national and regional residential lending market experienced a notable slowdown. This downturn, which has continued into 2010, has negatively affected the economy in our market area. As a result, we have experienced a decline in the values of real estate collateral supporting our construction real estate and land acquisition and development loans, and experienced increased loan delinquencies and defaults. Loan charge-offs and write-downs associated with these loans contributed to our $5.4 million loss for the year ended March 31, 2010. As a result of our losses and elevated level of nonperforming assets, Riverview Community Bank entered into a memorandum of understanding with the OTS in January 2009. Under that agreement, Riverview Community Bank must, among other things, develop a plan for achieving and maintaining a minimum Tier 1 Capital (Leverage) Ratio of 8% and a minimum Total Risk-Based Capital Ratio of 12%, compared to its current minimum required regulatory Tier 1 Capital (Leverage) Ratio of 4% and Total Risk-Based Capital Ratio of 8%.  As of March 31, 2010, Riverview Community Bank’s leverage ratio was 9.84% (1.84% over the new required minimum) and its risk-based capital ratio was 12.11% (0.11% over the new required minimum). We  believe the net proceeds of this offering will be sufficient to permit Riverview Community Bank to maintain regulatory capital compliance for at least the next twelve months. See “Risk Factors - - Risks Associated with Our Business --We are required to comply with the terms of two memoranda of understanding and a supervisory letter directive issued by the OTS and lack of compliance could result in monetary penalties and /or additional regulatory actions.”

In response to these financial challenges, we have taken and are continuing to take a number of actions aimed at preserving existing capital, reducing our lending concentrations and associated capital requirements, and increasing liquidity. The tactical actions we have taken include, but are not limited to: focusing on reducing the amount of nonperforming assets, adjusting our balance sheet by reducing loan receivables, selling real estate owned, reducing controllable operating costs, increasing retail deposits while maintaining available secured borrowing facilities to improve liquidity and eliminating dividends to shareholders.

Our goal is to deliver returns to shareholders by managing our problem assets, increasing our higher-yielding assets (in particular commercial real estate and commercial loans), increasing our core deposit balances, reducing expenses, hiring experienced employees with a commercial lending focus and exploring opportunistic acquisitions. We seek to achieve these results by focusing on the following objectives:

Focusing on Asset Quality. We are focused on monitoring existing performing loans, resolving nonperforming loans and selling foreclosed assets. We have aggressively sought to reduce our level of nonperforming assets through write-downs, collections, modifications and sales of nonperforming loans and real estate owned. We have taken proactive steps to resolve our nonperforming loans, including negotiating repayment plans, forbearances, loan modifications and loan extensions with our borrowers when appropriate, and accepting short payoffs on delinquent loans, particularly when such payoffs result in a smaller loss to us than foreclosure. We also have added experienced personnel to the department that monitors our loans to enable us to better identify problem loans in a timely manner and reduce our exposure to a further deterioration in asset quality. Beginning in 2008, in connection with the downturn in real estate markets, we applied more conservative and stringent underwriting practices to our new loans, including, among other things, increasing the amount of required collateral or equity requirements, reducing loan-to-value ratios and increasing debt service coverage ratios.  Although   nonperforming assets increased from $41.7 million at March 31, 2009 to $49.3 million at March 31, 2010, we have continued to reduce our exposure to land development and speculative construction loans which represented $23.9 million or 66% of our nonperforming loans at March 31, 2010. The total land development and speculative construction loan portfolios declined to $105.4 million compared to $149.6 million a year ago.

Improving our Earnings by Expanding Our Product Offerings. We intend to prudently increase the percentage of our assets consisting of higher-yielding commercial real estate and commercial loans, which offer higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations.  We also intend to selectively add additional products to further diversify revenue sources and to capture more of each customer’s banking relationship by cross selling our loan and deposit products and additional services to our customers, including services provided through RAMCorp to increase the fee income it provides to us. Assets under management by RAMCorp totaled $279.5 million at March 31, 2010.  In December 2008, we began operating as a merchant bankcard "agent bank" facilitating credit and debit card transactions for business customers through an outside merchant bankcard processor. This allows us to underwrite and approve merchant bankcard applications and retain interchange income that, under our previous status as a "referral bank," was earned by a third party.

Attracting Core Deposits and Other Deposit Products. Our strategic focus is to emphasize total relationship banking with our customers to internally fund our loan growth.  We are also focused on reducing our reliance on other wholesale funding sources, including Federal Home Loan Bank of Seattle and Federal Reserve Bank of San Francisco advances, through the continued growth of our core customer deposits. We believe that a continued focus on customer relationships will help to increase our level of core deposits and locally-based retail certificates of deposit.    In addition to our retail branches, we maintain state of the art technology-based products, such as on-line personal financial management, business cash management, and business remote deposit products  , that enable us to compete effectively with banks of all sizes. We recently increased our emphasis on enhancing our cash management product line with the hiring of an experienced cash management officer. The formation of a team consisting of this cash management officer and existing employees is expected to lead to an improved cash management product line for our commercial customers.  Our branch deposits have increased from $603.2 million at March 31, 2009 to $654.5 million at March 31, 2010.  Our advances from the Federal Home Loan Bank of Seattle and Federal Reserve Bank of San Francisco have decreased from $122.9 million at March 31, 2009 to $33.0 million at March 31, 2010 as we reduced our reliance on wholesale borrowings through increased deposits and a managed reduction in the size of our loan portfolio.

           Continued Expense Control. Beginning in fiscal 2009 and continuing into fiscal 2010, management has undertaken several initiatives to reduce non-interest expense and will continue to make it a priority to identify cost savings opportunities throughout all phases of our operations. Beginning in fiscal 2009, we instituted expense control measures such as reducing many of our marketing expenses, cancelling certain projects and capital purchases, and reducing travel and entertainment expenditures. We have also reduced our full-time equivalent employees from 247 at March 31, 2009 to 233 at March 31, 2010.  During October 2009, a branch and a loan origination office, were closed as a result of their failure to meet management’s growth standards. As a result of the reduction in personnel and closure of the offices we will save approximately $1.3 million per year.

Recruiting and Retaining Highly Competent Personnel With a Focus on Commercial Lending. Our ability to continue to attract and retain banking professionals with strong community relationships and significant knowledge of our markets will be a key to our success. We believe that we enhance our market position and add profitable growth opportunities by focusing on hiring and retaining experienced bankers focused on owner occupied commercial real estate and commercial lending, and the deposit balances that accompany these relationships. We emphasize to our employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with our customers. Our goal is to compete with other financial service providers by relying on the strength of our customer service and relationship banking approach. We believe that one of our strengths is that our employees are also significant shareholders, who hold approximately 12.9% of our outstanding shares through our employee stock ownership (ESOP) and 401(k) plans at March 31, 2010.  We also offer an incentive system that is designed to reward well-balanced and high quality growth amongst our employees.

Disciplined Franchise Expansion.  We believe that opportunities currently exist within our current market area to grow our franchise.  We anticipate organic growth, through our marketing efforts targeted to take advantage of the opportunities being created as a result of the consolidation of financial institutions that is occurring in our market area.  Although our current focus is on managed growth utilizing our current resources, we may in the future possibly grow our franchise through the acquisition of individual branches and whole bank transactions that meet our investment and market objectives.  Our long term goal is to gradually expand our operations further in the Portland Oregon metropolitan area which has a population of approximately two million people.  Any future acquisitions and de novo or branching acquisitions will be located in the Pacific Northwest markets we know and understand. We currently have no arrangements, agreements or understandings related to any acquisition or de novo branching.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 8 of this prospectus and in the “Risk Factors” section included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010, as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.  See “Incorporation of Certain Documents by Reference.”

The Offering

Common stock we are offering, excluding the underwriters’ over-allotment option	6,896,552 shares
Common stock to be outstanding after this offering	17,820,325 shares (1)(2)
Over-allotment option	1,034,483 shares
Use of proceeds
Our estimated net proceeds from this offering will be approximately $      million, or approximately $     million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of this offering.  We intend to use the net proceeds from this offering to contribute $17.0 million to Riverview Community Bank to support its growth and related capital needs.  We expect to use the remaining net proceeds for general working capital purposes, which may include quarterly payments of interest on our junior subordinated debentures including the quarterly interest payment of $300,000 that is currently deferred, as well as future investments in Riverview Community Bank to support growth or capital needs.  Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

Nasdaq Global Select Market symbol	RVSB
Settlement date	Delivery of shares of our common stock will be made against payment therefore on or about ______ __, 2010.
________________________
(1)	The number of our shares outstanding immediately after the closing of this offering is based on 10,923,773 shares of common stock outstanding as of March 31, 2010.
(2)
Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option and 465,700 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2010, with a weighted average exercise price of $9.35 per share.

Summary of Selected Consolidated Financial Information

The following table presents selected consolidated financial data for Riverview Bancorp, Inc. at or for the fiscal years ended March 31, 2010, 2009, 2008, 2007, and 2006 (which have been derived from our audited consolidated financial statements). The results of operations for the year ended March 31, 2010 are not necessarily indicative of the results of operations to be expected for any future period.  This information should be read in conjunction with our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010 which has been filed with the Securities and Exchange Commission, or SEC, and is incorporated herein by reference.  See “Incorporation of Certain Documents by Reference.”

	At March 31,
	2010	2009	2008	2007	2006(1)
	(In thousands)
Balance Sheet Data:

Total assets	$837,953	$914,333	$886,849	$820,348	$763,847
Loans receivable, net	712,837	784,117	756,538	682,951	623,016
Loans held for sale	255	1,332	-	-	65
Mortgage-backed securities held to maturity, at amortized cost	259	570	885	1,232	1,805
Mortgage-backed securities available for sale	2,828	4,066	5,338	6,640	8,134
Cash and interest-bearing deposits	13,587	19,199	36,439	31,423	31,346
Investment securities held to maturity	517	529	-	-	-
Investment securities available for sale	6,802	8,490	7,487	19,267	24,022
Deposit accounts	688,048	670,066	667,000	665,405	606,964
FHLB advances	23,000	37,850	92,850	35,050	46,100
Federal Reserve Bank advances	10,000	85,000	-	-	-
Shareholders’ equity	83,934	88,663	92,585	100,209	91,687
Tangible shareholders’ equity(2)	57,539	62,198	66,155	73,575	64,836

	For the Year Ended March 31,
	2010	2009	2008	2007	2006(1)
	(In thousands)
Income Statement Data:

Interest income	$46,262	$52,850	$60,682	$61,300	$47,229
Interest expense	11,376	19,183	25,730	24,782	14,877
Net interest income	34,886	33,667	34,952	36,518	32,352
Provision for loan losses	15,900	16,150	2,900	1,425	1,500
Net interest income after provision for loan losses	18,986	17,517	32,052	35,093	30,852
Gains (losses) from sale of loans, securities and real estate owned	1,032	729	368	434	382
Impairment on investment security	(1,003)	(3,414)	-	-	-
Other non-interest income	7,237	8,215	8,514	8,600	8,455
Non-interest expenses	34,973	27,259	27,791	26,353	25,374
Income (loss) before income taxes	(8,721)	(4,212)	13,143	17,774	14,315
Provision (benefit) for income taxes	(3,277)	(1,562)	4,499	6,168	4,577
Net income (loss)	$(5,444)	$(2,650)	$8,644	$11,606	$9,738

	At or for the Year Ended March 31,
	2010	2009	2008	2007	2006(1)

Per Share Data:
Earnings (loss) per share:
Basic	$(0.51)	$(0.25)	$0.79	$1.03	$0.87
Diluted	(0.51)	(0.25)	0.79	1.01	0.86
Book value per share(2)	7.68	8.12	8.48	8.56	7.94
Tangible book value per share(3)	5.27	5.69	6.06	6.28	5.62
Dividends per share	-	0.135	0.42	0.395	0.34
Shares outstanding	10,923,773	10,923,773	10,913,773	11,707,980	5,772,690

Capital Ratios:
Average equity to average assets	10.29%	10.29%	11.65%	12.01%	12.39%
Equity to assets at end of fiscal year	10.02	9.70	10.44	12.22	12.00
Tangible shareholders’ equity to tangible assets (3)	7.09	7.01	7.69	9.27	8.80
Total risk-based capital ratio (4)	12.11	11.46	10.99	11.38	11.48
Tier 1 risk-based capital (4)	10.85	10.21	9.78	10.22	10.42
Tier 1 capital (leverage) ratio (4)	9.84	9.50	9.29	9.60	9.70

Asset Quality Ratios:
Average interest-earning assets to interest-bearing liabilities	114.21%	114.85%	116.75%	118.96%	121.14%
Allowance for loan losses to total net loans at end of period	2.95	2.12	1.39	1.25	1.15
Net charge-offs to average outstanding loans during the period	1.48	1.24	0.12	-	0.10
Ratio of nonperforming loans to total loans	4.90	3.44	1.00	0.03	0.07
Ratio of nonperforming assets to total assets	5.89	4.57	0.92	0.03	0.05

Performance Ratios:
Return (loss) on average assets	(0.62)%	(0.29)%	1.04%	1.43%	1.36%
Return (loss) on average equity	(6.00)	(2.85)	8.92	11.88	10.95
Dividend payout ratio (5)	-	(54.00)	53.16	38.35	39.08
Interest rate spread (6)	4.19	3.73	4.09	4.37	4.55
Net interest margin (7)	4.39	4.08	4.66	5.01	5.03
Non-interest expense to average assets	3.97	3.02	3.34	3.24	3.54
Efficiency ratio (8)	82.97	69.50	63.40	57.85	61.60
Loan to deposit ratio	106.75	119.55	115.03	103.94	103.83

__________________

(1)	On April 22, 2005, Riverview Bancorp, Inc. acquired American Pacific Bank.
(2)	Calculated based on shareholders' equity.
(3)
Tangible shareholders' equity, tangible book value per share and tangible shareholders’ equity to tangible assets are non-GAAP financial measures. We calculate tangible shareholders’ equity by excluding the balance of goodwill and other intangible assets from shareholders’ equity. We calculate tangible assets by excluding the balance of goodwill and other intangible assets from the calculation of risk-based capital ratios.  We believe that this is consistent with the treatment by our regulatory agencies, which exclude goodwill and other intangible assets from the calculation of risk-based capital ratios.  Accordingly, management believes that these non-GAAP financial measures provide information to investors that is useful in understanding the basis of our risk-based capital ratios.  In addition, by excluding preferred equity (the level of which may vary from company to company), it allows investors to more easily compare our capital adequacy to other companies in the industry who also use this measure.  However, these non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures.  Because not all companies use the same calculation of tangible common equity and tangible assets, this presentation may not be comparable to other similarly titled measures as calculated by other companies.  A reconciliation of the non-GAAP financial measures is provided below.

(4)	Regulatory capital ratios are calculated for Riverview Community Bank and not Riverview on a consolidated basis.

	At March 31,
	2010	2009	2008	2007	2006(1)
	(In thousands)

Shareholders’ equity	$83,934	$88,663	$92,585	$100,209	$91,687
Goodwill	25,572	25,572	25,572	25,572	25,572
Other intangible assets, net	823	893	858	1,062	1,279

Tangible shareholders’ equity	$57,539	$62,198	$66,155	$73,575	$64,836

Total assets	$837,953	$914,333	$886,849	$820,348	$763,847
Goodwill	25,572	25,572	25,572	25,572	25,572
Other intangible assets, net	823	893	858	1,062	1,279

Tangible assets	$811,558	$887,868	$860,419	$793,714	$736,996

(5)	Dividends per share divided by earnings (loss) per share .
(6)	Difference between weighted average yield on interest-earning assets and weighted average rate on interest-bearing liabilities.
(7)	Net interest margin is net income divided by average interest-earning assets.
(8)	The efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.

RISK FACTORS

An investment in our common stock involves certain risks. Before you invest in our common stock, you should be aware that there are various risks, including those described below, which could affect the value of your investment in the future. The trading price of our common stock could decline as a result of any of these risks, and you may lose all or part of your investment. The risk factors described in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that could have a material adverse effect on our business, including our operating results and financial condition. This prospectus also contains forward-looking statements that involve risks and uncertainties. These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the fiscal  year ended March 31, 2010, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision.

Risks Associated with Our Business

We are required to comply with the terms of two memoranda of understanding and a supervisory letter directive issued by the OTS and lack of compliance could result in monetary penalties and /or additional regulatory actions.

In January 2009, Riverview Community Bank entered into a Memorandum of Understanding, or MOU, with the OTS.  Under that agreement, Riverview Community Bank must, among other things, develop a plan for achieving and maintaining a minimum Tier 1 Capital (Leverage) Ratio of 8% and a minimum Total Risk-Based Capital Ratio of 12%, compared to its current minimum required regulatory Tier 1 Capital (Leverage) Ratio of 4% and Total Risk-Based Capital Ratio of 8%.  As of March 31, 2010, Riverview Community Bank’s Tier 1 Capital (Leverage) Ratio was 9.84% (1.84% over the new required minimum) and its Total Risk-Based Capital ratio was 12.11% (0.11% over the new required minimum).  The MOU also requires Riverview Community Bank to:

•	remain in compliance with the minimum capital ratios contained in Riverview Community Bank’s business plan;
•	provide notice to and obtain a non-objection from the OTS prior to declaring a dividend;
•	maintain an adequate allowance for loan and lease losses;
•	engage an independent consultant to conduct a comprehensive evaluation of Riverview Community Bank’s asset quality;
•	submit a quarterly update to its written comprehensive plan to reduce classified assets, that is acceptable to the OTS; and
•	obtain written approval of the loan committee and the Board prior to the extension of credit to any borrower with a classified loan.

On June 9, 2009 the OTS issued a Supervisory Letter Directive, or SLD, to Riverview Community Bank that restricts its brokered deposits (including Certificate of Deposit Account Registry Service, or CDARS) to 10% of total deposits.  At March 31, 2010 and June 9, 2009, we did not have any wholesale-brokered deposits as compared to $19.9 million, or 3.0% of total deposits, at March 31, 2009. Riverview Community Bank participates in the CDARS product, which allows Riverview Community Bank to accept deposits in excess of the FDIC insurance limit for that depositor and obtain “pass-through” insurance for the total deposit. Riverview Community Bank’s CDARS balance was $31.9 million, or 4.6% of total deposits, and $22.2 million, or 3.3% of total deposits, at March 31, 2010 and March 31, 2009, respectively.

In October 2009 Riverview entered into a separate MOU with the OTS. Under this agreement, Riverview must, among other things, support Riverview Community Bank’s compliance with its MOU issued in January 2009.  The MOU also requires Riverview to:

•	provide notice to and obtain written non-objection from the OTS prior to declaring a dividend or redeeming any capital stock or receiving dividends or other payments from Riverview Community Bank;

·	provide notice to and obtain written non-objection from the OTS prior to incurring, issuing, renewing or repurchasing any new debt; and

·	submit to the OTS within prescribed time periods an operations plan and a consolidated capital plan that respectively addresses Riverview’s ability to meet its financial obligations through December 2012 and how Riverview Community Bank will maintain capital ratios mandated by its MOU.

Riverview Community Bank was not permitted by the OTS to make a dividend payment to us in May 2010, resulting in the deferral of interest on our outstanding trust preferred securities.  See “– Risks Relating to the Offering and our Common Stock – We have deferred payments of interest on our outstanding junior subordinated debentures and as a result we are prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, our common stock.”

The MOUs and SLD will remain in effect until stayed, modified, terminated or suspended by the OTS.  If the OTS were to determine that Riverview or Riverview Community Bank were not in compliance with their respective MOUs, it would have available various remedies, including among others, the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to direct an increase in capital, to restrict the growth of Riverview or Riverview Community Bank, to remove officers and/or directors, and to assess civil monetary penalties. Management of Riverview and Riverview Community Bank have been taking action and implementing programs to comply with the requirements of the MOUs and SLD. Although compliance with the MOUs and SLD will be determined by the OTS, management believes that Riverview and Riverview Community Bank have complied in all material respects with the provisions of the MOUs and SLD required to be complied with as of the date of this prospectus, including the capital requirements and restrictions on brokered deposits imposed by the OTS.  The OTS may determine, however, in its sole discretion that the issues raised by the MOUs and SLD have not been addressed satisfactorily, or that any current or past actions, violations or deficiencies could be the subject of further regulatory enforcement actions. Such enforcement actions could involve penalties or limitations on our business at Riverview Community Bank or Riverview and negatively affect our ability to implement our business plan, pay dividends on our common stock and the value of our common stock as well as our financial condition and results of operations.

The current economic recession in the market areas we serve may continue to adversely impact our earnings and could increase the credit risk associated with our loan portfolio.

Substantially all of our loans are to businesses and individuals in the states of Washington and Oregon. A continuing decline in the economies of the seven counties in which we operate, including the Portland, Oregon metropolitan area, which we consider to be our primary market areas, could have a material adverse effect on our business, financial condition, results of operations and prospects.  In particular, Washington and Oregon have experienced substantial home price declines and increased foreclosures and have experienced above average unemployment rates.

A further deterioration in economic conditions in the market areas we serve could result in the following consequences, any of which could have a materially adverse impact on our business, financial condition and results of operations:

•	loan delinquencies, problem assets and foreclosures may increase;

•	demand for our products and services may decline;

•	collateral for loans made may decline further in value, in turn reducing customers’ borrowing power, reducing the value of assets and collateral associated with existing loans;

•	the amount of our low-cost or non-interest bearing deposits may decrease; and

•	the price of our common stock may decrease.

Our real estate construction and land acquisition or development loans are based upon estimates of costs and the value of the completed project.

We make real estate construction loans to individuals and builders, primarily for the construction of residential properties.  We originate these loans whether or not the collateral property underlying the loan is under contract for sale. At March 31, 2010, construction loans totaled $75.5 million, or 10.3% of our total loan portfolio, of which $35.4 million were for residential real estate projects. Approximately $4.8 million of our residential construction loans were made to finance the construction of owner-occupied homes and are structured to be converted to permanent loans at the end of the construction phase.  Land loans, which are loans made with land as security, totaled $74.8 million, or 10.2%, of our total loan portfolio at March 31, 2010. Land loans include raw land and land acquisition and development loans.  These loans carry additional risks from other types of real estate based lending. In general, construction and land lending involves additional risks because of the inherent difficulty in estimating a property's value both before and at completion of the project as well as the estimated cost of the project.  Construction costs may exceed original estimates as a result of increased materials, labor or other costs.  In addition, because of current uncertainties in the residential real estate market, property values have become more difficult to determine than they have historically been.  Construction loans and land acquisition and development loans often involve the disbursement of funds with repayment dependent, in part, on the success of the project and the ability of the borrower to sell or lease the property or refinance the indebtedness, rather than the ability of the borrower or guarantor to repay principal and interest.  These loans are also generally more difficult to monitor.  In addition, speculative construction loans to a builder are often associated with homes that are not pre-sold, and thus pose a greater potential risk than construction loans to individuals on their personal residences. At March 31, 2010, $105.4 million of our construction and land loans were for speculative construction loans. Approximately $23.9 million, or 22.7%, of our speculative construction and land loans were nonperforming at March 31, 2010. A material increase in our nonperforming construction and land loans could have a material adverse effect on our financial condition and results of operations.

Our emphasis on commercial real estate lending may expose us to increased lending risks.

Our current business strategy is focused on the expansion of commercial real estate lending. This type of lending activity, while potentially more profitable than single-family residential lending, is generally more sensitive to regional and local economic conditions, making loss levels more difficult to predict. Collateral evaluation and financial statement analysis in these types of loans requires a more detailed analysis at the time of loan underwriting and on an ongoing basis. In our primary market of southwest Washington and northwest Oregon, the housing market has slowed, with weaker demand for housing, higher inventory levels and longer marketing times. A further downturn in housing, or the real estate market, could increase loan delinquencies, defaults and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. Many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss and adversely affect our results of operations.

At March 31, 2010, we had $384.4 million of commercial and multi-family real estate mortgage loans, representing 52.3% of our total loan portfolio.  These loans typically involve higher principal amounts than other types of loans, and repayment is dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. For example, if the cash flow from the borrower’s project is reduced as a result of leases not being obtained or renewed, the borrower’s ability to repay the loan may be impaired. Commercial and multi-family mortgage loans also expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be sold as easily as residential real estate. In addition, many of our commercial and multi-family real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment.

A secondary market for most types of commercial real estate and multi-family loans is not readily liquid, so we have less opportunity to mitigate credit risk by selling part or all of our interest in these loans.  As a result of these characteristics, if we foreclose on a commercial or multi-family real estate loan, our holding period for the collateral typically is longer than for one-to-four family residential mortgage loans because there are fewer potential purchasers of the collateral. Accordingly, charge-offs on commercial and multi-family real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios.

The level of our commercial real estate loan portfolio may subject us to additional regulatory scrutiny.

The FDIC, the Federal Reserve and the OTS have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under this guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors (i) total reported loans for construction, land development, and other land represent 100% or more of total capital, or (ii) total reported loans secured by multifamily and non-farm residential properties, loans for construction, land development and other land, and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital. The particular focus of the guidance is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be at greater risk to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution).  The purpose of the guidance is to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations.  The guidance states that management should employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. We have concluded that we have a concentration in commercial real estate lending under the foregoing standards because our $317.4 million balance in commercial real estate loans at March 31, 2010 represents 300% or more of total capital. While we believe we have implemented policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance, bank regulators could require us to implement additional policies and procedures consistent with their interpretation of the guidance that may result in additional costs to us and an adjustment to our growth strategies.

Repayment of our commercial loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

At March 31, 2010, we had $108.4 million or 14.8% of total loans in commercial loans.  Commercial lending involves risks that are different from those associated with residential and commercial real estate lending. Real estate lending is generally considered to be collateral based lending with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral being viewed as the primary source of repayment in the event of borrower default. Our commercial loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The borrower’s cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use, among other things.  Accordingly, the repayment of commercial loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral provided by the borrower.

Our business may be adversely affected by credit risk associated with residential property.

At March 31, 2010, $91.5 million, or 12.5% of our total loan portfolio, was secured by one-to-four single-family mortgage loans and home equity lines of credit. This type of lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. The decline in residential real estate values as a result of the downturn in the Washington and Oregon housing markets has reduced the value of the real estate collateral securing these types of loans and increased the risk that we would incur losses if borrowers default on their loans. Continued declines in both the volume of real estate sales and the sales prices coupled with the current recession and the associated increases in unemployment may result in higher than expected loan delinquencies or problem assets, a decline in demand for our products and services, or lack of growth or a decrease in deposits. These potential negative events may cause us to incur losses, adversely affect our capital and liquidity, and damage our financial condition and business operations.

High loan-to-value ratios on a portion of our residential mortgage loan portfolio exposes us to greater risk of loss.

Many of our residential mortgage loans are secured by liens on mortgage properties in which the borrowers have little or no equity because either we originated upon purchase a first mortgage with an 80% loan-to-value ratio, have originated a home equity loan with a combined loan-to-value ratio of up to 90% or because of the decline in home values in our market areas. Residential loans with high loan-to-value ratios will be more sensitive to declining property values than those with lower combined loan-to-value ratios and, therefore, may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, such borrowers may be unable to repay their loans in full from the sale. As a result, these loans may experience higher rates of delinquencies, defaults and losses.

Our provision for loan losses has increased substantially and we may be required to make further increases in our provision for loan losses and to charge-off additional loans in the future, which could adversely affect our results of operations.

For the fiscal years ended March 31, 2010 and 2009 we recorded a provision for loan losses of $15.9 million and $16.2 million, respectively. We also recorded net loan charge-offs of $11.2 million and $9.9 million for the fiscal years ended March 31, 2010 and 2009, respectively. During these last two fiscal years, we experienced increasing loan delinquencies and credit losses. With the exception of residential construction and development loans, nonperforming loans and assets generally reflect unique operating difficulties for individual borrowers rather than weakness in the overall economy of the Pacific Northwest; however, more recently the deterioration in the general economy has become a significant contributing factor to the increased levels of delinquencies and nonperforming loans. Slower sales and excess inventory in the housing market has been the primary cause of the increase in delinquencies and foreclosures for residential construction and land development loans, which represent 66.3% of our nonperforming loan balance at March 31, 2010.  At March 31, 2010 our total nonperforming assets had increased to $49.3 million compared to $41.7 million at March 31, 2009.  Further, our portfolio is concentrated in construction and land loans and commercial and commercial real estate loans, all of which have a higher risk of loss than residential mortgage loans.

If current trends in the housing and real estate markets continue, we expect that we will continue to experience higher than normal delinquencies and credit losses. Moreover, until general economic conditions improve, we expect that we will continue to experience significantly higher than normal delinquencies and credit losses. As a result, we could be required to make further increases in our provision for loan losses and to charge off additional loans in the future, which could have a material adverse effect on our financial condition and results of operations.

We may have continuing losses.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Lending money is a substantial part of our business and each loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	the cash flow of the borrower and/or the project being financed;

•	changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;

•	the duration of the loan;

•	the credit history of a particular borrower; and

•	changes in economic and industry conditions.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which we believe is appropriate to provide for probable losses in our loan portfolio. The amount of this allowance is determined by our management through periodic reviews and consideration of several factors, including, but not limited to:

•	our general reserve, based on our historical default and loss experience and certain macroeconomic factors based on management’s expectations of future events; and
•	our specific reserve, based on our evaluation of nonperforming loans and their underlying collateral.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and the loss and delinquency experience, and evaluate economic conditions and make significant estimates of current credit risks and future trends, all of which may undergo material changes. If our estimates are incorrect, the allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in the need for additions to our allowance through an increase in the provision for loan losses.  Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses.  Our allowance for loan losses was $21.6 million or 2.95% of gross loans held for investment and 60.10% of nonperforming loans at March 31, 2010. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. If charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the provision for loan losses will result in a decrease in net income and may have a material adverse effect on our financial condition, results of operations and our capital.

If our investments in real estate are not properly valued or sufficiently reserved to cover actual losses, or if we are required to increase our valuation reserves, our earnings could be reduced.

We obtain updated valuations in the form of appraisals and broker price opinions when a loan has been foreclosed upon and the property taken in as REO, and at certain other times during the assets holding period.  Our net book value (“NBV”) in the loan at the time of foreclosure and thereafter is compared to the updated market value of the foreclosed property less estimated selling costs (fair value). A charge-off is recorded for any excess in the asset’s NBV over its fair value.  If our valuation process is incorrect, the fair value of our investments in real estate may not be sufficient to recover our NBV in such assets, resulting in the need for additional charge-offs. Additional material charge-offs to our investments in real estate could have a material adverse effect on our financial condition and results of operations.

In addition, bank regulators periodically review our REO and may require us to recognize further charge-offs.  Any increase in our charge-offs, as required by such regulators, may have a material adverse effect on our financial condition and results of operations.

The ability to treat Trust Preferred Securities as regulatory capital may be compromised by proposed legislation.

We currently have $22.7 million of trust preferred securities issued in connection with our sponsorship of two statutory business trusts and  Riverview Community Bank is able to include this entire amount as Tier 1 regulatory capital because the proceeds were contributed by Riverview Bancorp to Riverview Community Bank as additional paid in capital.   There is current proposed legislation that could compromise our ability to treat our trust preferred securities as Tier 1 capital  in the event Riverview Community Bank were to become a bank holding company.  Currently, if Riverview Community Bank were a bank holding company, it would be able to include $22.7 million of trust preferred securities as Tier 1 regulatory capital.   While it is unknown what the overall impact on us would be if this legislation were to pass, it could have a meaningful impact on our regulatory capital levels and ratios that could materially adversely affect our business operations and strategies.  See “Financial reform legislation has been introduced that could eliminate the OTS, Riverview Bancorp’s and Riverview Community Bank’s primary federal regulator, and could require Riverview Bancorp to become a bank holding company regulated by the Federal Reserve Board.”

Other-than-temporary impairment charges in our investment securities portfolio could result in additional losses.

During the fiscal year ended March 31, 2010, we recognized a $1.0 million non-cash other than temporary impairment (“OTTI”) charge on a single trust preferred investment security we hold for investment.  At March 31, 2010 the fair value of this security was $1.0 million. Management concluded that the decline of the estimated fair value below the cost of the security was other than temporary and recorded a credit loss of $1.0 million through non-interest income. We determined the remaining decline in value was not related to specific credit deterioration.  We do not intend to sell this security and it is not more likely than not that we will be required to sell the security before anticipated recovery of the remaining amortized cost basis.

We closely monitor this security and our other investment securities for changes in credit risk. The valuation of our investment securities also is influenced by external market and other factors, including implementation of Securities and Exchange Commission and Financial Accounting Standards Board guidance on fair value accounting. Our valuation of our trust preferred security will be influenced by the default rates of specific financial institutions whose securities provide the underlying collateral for this security. The current market environment significantly limits our ability to mitigate our exposure to valuation changes in this security by selling it. Accordingly, if market conditions deteriorate further and we determine our holdings of this or other investment securities are other than temporary, our results of operations could be adversely affected.

Our real estate lending also exposes us to the risk of environmental liabilities.

In the course of our business, we may foreclose and take title to real estate, and we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third persons for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition and results of operations could be materially and adversely affected.

Fluctuating interest rates can adversely affect our profitability.

Our profitability is dependent to a large extent upon net interest income, which is the difference, or spread, between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities.  We principally manage interest rate risk by managing our volume and mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively.  Changes in interest rates also can affect: (1) our ability to originate and/or sell loans; (2) the value of our interest-earning assets, which would negatively impact shareholders’ equity, and our ability to realize gains from the sale of such assets; (3) our ability to obtain and retain deposits in competition with other available investment alternatives; and (4) the ability of our borrowers to repay adjustable or variable rate loans.  Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond our control.  If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially harmed.

Our loan portfolio possesses increased risk due to our level of adjustable rate loans.

A substantial majority of our real estate secured loans held are adjustable-rate loans.  Any rise in prevailing market interest rates may result in increased payments for borrowers who have adjustable rate mortgage loans, increasing the possibility of defaults that may adversely affect our profitability.

Increases in deposit insurance premiums and special FDIC assessments will hurt our earnings.

Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and led to a significant reduction in the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. The base assessment rate was increased by seven basis points (seven cents for every $100 of deposits) for the first quarter of 2009. Effective April 1, 2009, initial base assessment rates were changed to range from 12 basis points to 45 basis points across all risk categories with possible adjustments to these rates based on certain debt-related components. These increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounts to five basis points on each institution’s assets minus Tier 1 capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution’s assessment base. Our FDIC deposit insurance expense for fiscal 2010 was $1.9 million, including the special assessment of $417,000 recorded in June 2009 and paid on September 30, 2009.

Further, the FDIC may impose additional emergency special assessments of up to five basis points per quarter on each institution’s assets minus Tier 1 capital if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the Deposit Insurance Fund reserve ratio due to institution failures.   Additionally, in November 2009, the FDIC announced that financial institutions are required to prepay their estimated quarterly risk-based assessment for the fourth quarter of 2009 and for all of 2010, 2011 and 2012.  In December 2009, we prepaid $5.4 million, which will be expensed over this three-year period. This prepayment did not immediately impact our earnings as the payment will be expensed over time, however, any additional emergency special assessment imposed by the FDIC will adversely affect our earnings.

We participate in the FDIC's Transaction Account Guarantee Program, or TAGP, for non-interest-bearing transaction deposit accounts. The TAGP is a component of the FDIC's Temporary Liquidity Guarantee Program, or TLGP. The TAGP was originally set to expire on December 31, 2009, but the FDIC established an extension period for the TAGP to run from January 1, 2010 through June 30, 2010, and subsequently extended it through December 31, 2010 with the possibility of a further extension through December 31, 2011. During the extension period, the fees for participating banks range from 15 to 25 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance, depending on the risk category to which the bank is assigned for deposit insurance assessment purposes.

To the extent that assessments under the TAGP are insufficient to cover any loss or expenses arising from the TLGP, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLGP upon depository institution holding companies, as well. These charges would cause the premiums and TAGP assessments charged by the FDIC to increase. These actions could significantly increase our non-interest expense.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, growth and prospects.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. We rely on customer deposits and advances from the FHLB of Seattle (“FHLB”), borrowings from the Federal Reserve Bank of San Francisco ("FRB") and other borrowings to fund our operations. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if, among other things, our financial condition, the financial condition of the FHLB or FRB, or market conditions change. Our access to funding sources in amounts adequate to finance our activities or the terms of which are acceptable could be impaired by factors that affect us specifically or the financial services industry or economy in general - such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the Washington or Oregon markets where our loans are concentrated or adverse regulatory action against us.  In addition, the OTS has limited our ability to use brokered deposits as a source of liquidity by restricting them to not more than 10% of our total deposits.  At March 31, 2010 our brokered deposits (consisting exclusively of CDARs deposits) totaled $31.9 million or 4.6% of total deposits.

Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Although we consider our sources of funds adequate for our liquidity needs, we may seek additional debt in the future to achieve our long-term business objectives. Additional borrowings, if sought, may not be available to us or, if available, may not be available on reasonable terms. If additional financing sources are unavailable, or are not available on reasonable terms, our financial condition, results of operations, growth and future prospects could be materially adversely affected.  In addition, Riverview may not incur additional debt without the prior written non-objective of the OTS.  Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs.

Decreased volumes and lower gains on sales and brokering of mortgage loans sold could adversely impact net income.

We originate and sell mortgage loans as well as broker mortgage loans. Changes in interest rates affect demand for our loan products and the revenue realized on the sale of loans. A decrease in the volume of loans sold/brokered can decrease our revenues and net income.

A general decline in economic conditions may adversely affect the fees generated by our asset management company.

To the extent our asset management clients and their assets become adversely affected by weak economic and stock market conditions, they may choose to withdraw the amount of assets managed by us and the value of their assets may decline. Our asset management revenues are based on the value of the assets we manage. If our clients withdraw assets or the value of their assets decline, the revenues generated by Riverview Asset Management Corp. will be adversely affected.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations.  We believe the net proceeds of this offering will be sufficient to permit Riverview Community Bank to maintain regulatory capital compliance for at least the next twelve months. Nonetheless, we may at some point need to raise additional capital to support continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances that we will be able to raise additional capital if needed on terms that are acceptable to us, or at all. If we cannot raise additional capital when needed, our operations could be materially impaired and our financial condition and liquidity could be materially and adversely affected.  In addition, if we are unable to raise additional capital when required by the OTS, we may be subject to additional adverse regulatory action.  See “We are required to comply with the terms of two memoranda of understanding and a supervisory letter directive issued by the OTS and lack of compliance could result in monetary penalties and /or additional regulatory actions.”

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations, including changes that may restrict our ability to foreclose on single-family home loans and offer overdraft protection.

We are subject to extensive examination, supervision and comprehensive regulation by the OTS and the FDIC. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds, and the banking system as a whole, and not holders of our common stock. These regulations affect our lending practices, capital structure, investment practices, dividend policy, and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations, and policies for possible changes. Changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer, restrict mergers and acquisitions, investments, access to capital, the location of banking offices, and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

New legislation proposed by Congress may give bankruptcy courts the power to reduce the increasing number of home foreclosures by giving bankruptcy judges the authority to restructure mortgages and reduce a borrower’s payments. Property owners would be allowed to keep their property while working out their debts.  Other similar bills placing additional temporary moratoriums on foreclosure sales or otherwise modifying foreclosure procedures to the benefit of borrowers and the detriment of lenders may be enacted by either Congress or the States of Washington and Oregon in the future. These laws may further restrict our collection efforts on one-to-four single-family loans. Additional legislation proposed or under consideration in Congress would give current debit and credit card holders the chance to opt out of an overdraft protection program and limit overdraft fees which could result in additional operational costs and a reduction in our non-interest income.

Further, our regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by financial institutions and holding companies in the performance of their supervisory and enforcement duties. In this regard, banking regulators are considering additional regulations governing compensation which may adversely affect our ability to attract and retain employees.

Financial reform legislation has been introduced that could eliminate the OTS, Riverview Bancorp’s and Riverview Community Bank’s primary federal regulator, and could require Riverview Bancorp to become a bank holding company regulated by the Federal Reserve Board.

Separate legislation has been passed in the United States Senate and House of Representatives that would implement significant changes to the current bank regulatory scheme.  This legislation, which as of the date of this report is in the process of being reconciled into a single bill for consideration by both the House and Senate, would eliminate our current primary federal regulator, the Office of Thrift Supervision, by merging it into the Comptroller of the Currency (the primary federal regulator for national banks).  The legislation would grant the Board of Governors of the Federal Reserve System exclusive authority to regulate all bank and savings and loan holding companies.  As a result, Riverview Bancorp would become subject to oversight by the Federal Reserve Board, as opposed to the Office of Thrift Supervision, and could become subject to holding company capital requirements that it is not currently subject to. Riverview Bancorp believes that, as of March 31, 2010, it would have been in compliance with the holding company capital requirements if it had been subject to such requirements.  The legislation would also create the Consumer Financial Protection Bureau, which would be dedicated to protecting consumers in the financial products and services market.  The creation of this agency could result in new regulatory requirements and raise the cost of regulatory compliance.  Because the final legislation may differ significantly from the House and Senate bills, we cannot determine the specific impact of regulatory reform at this time.

We may experience future goodwill impairment, which could reduce our earnings.

We performed our annual goodwill impairment test during the quarter ended December 31, 2009, but no impairment was identified. Our assessment of the fair value of goodwill is based on an evaluation of current purchase transactions, discounted cash flows from forecasted earnings, our current market capitalization, and a valuation of our assets. Our evaluation of the fair value of goodwill involves a substantial amount of judgment. If an impairment of goodwill was deemed to exist, we would be required to write down our assets resulting in a charge to earnings, which would adversely affect our results of operations, perhaps materially; however, it would have no impact on our liquidity, operations or regulatory capital.

Our litigation related costs might continue to increase.

Riverview Community Bank is subject to a variety of legal proceedings that have arisen in the ordinary course of Riverview Community Bank’s business. In the current economic environment Riverview Community Bank’s involvement in litigation has increased significantly, primarily as a result of defaulted borrowers asserting claims in order to defeat or delay foreclosure proceedings. Riverview Community Bank believes that it has meritorious defenses in legal actions where it has been named as a defendant and is vigorously defending these suits. Although management, based on discussion with litigation counsel, believes that such proceedings will not have a material adverse effect on the financial condition or operations of Riverview Community Bank, there can be no assurance that a resolution of any such legal matters will not result in significant liability to Riverview Community Bank nor have a material adverse impact on its financial condition and results of operations or Riverview Community Bank’s ability to meet applicable regulatory requirements. Moreover, the expenses of pending legal proceedings will adversely affect Riverview Community Bank’s results of operations until they are resolved. There can be no assurance that Riverview Community Bank’s loan workout and other activities will not expose Riverview Community Bank to additional legal actions, including lender liability or environmental claims.

Our investment in Federal Home Loan Bank stock may become impaired.

At March 31, 2010, we owned $7.4 million in FHLB stock.  As a condition of membership at the FHLB, we are required to purchase and hold a certain amount of FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB and is calculated in accordance with the Capital Plan of the FHLB. Our FHLB stock has a par value of $100, is carried at cost, and it is subject to recoverability testing per applicable accounting standards. The FHLB has announced that it had a risk-based capital deficiency under the regulations of the Federal Housing Finance Agency (the "FHFA"), its primary regulator, as of December 31, 2008, and that it would suspend future dividends and the repurchase and redemption of outstanding common stock. As a result, the FHLB has not paid a dividend since the fourth quarter of 2008. The FHLB has communicated that it believes the calculation of risk-based capital under the current rules of the FHFA significantly overstates the market risk of the FHLB's private-label mortgage-backed securities in the current market environment and that it has enough capital to cover the risks reflected in its balance sheet. As a result, we have not recorded an other-than-temporary impairment on our investment in FHLB stock. However, continued deterioration in the FHLB's financial position may result in impairment in the value of those securities. We will continue to monitor the financial condition of the FHLB as it relates to, among other things, the recoverability of our investment.

If other financial institutions holding deposits for government related entities in Washington State fail, we may be assessed a pro-rata share of the uninsured portion of the deposits by the State of Washington.

We participate in the Washington Public Deposit Protection Program by accepting deposits from local governments, school districts and other municipalities located in the State of Washington.  Under the recovery provisions of the 1969 Public Deposits Protection Act, when a participating bank fails and has public entity deposits that are not insured by the FDIC, the remaining banks that participate in the program are assessed a pro-rata share of the uninsured deposits.
We could see declines in our uninsured deposits, which would reduce the funds we have available for lending and other funding purposes.

The FDIC in the fourth quarter of 2008 increased the federal insurance of deposit accounts from $100,000 to $250,000 and provided 100% insurance coverage for noninterest-bearing transaction accounts for participating members including Riverview Community Bank.  These increases of coverage, with the exception of IRA and certain retirement accounts, are scheduled to expire December 31, 2013. With the increase of bank failures, depositors are reviewing deposit relationships to maximize federal deposit insurance coverage.  We may see outflows of uninsured deposits as customers restructure their banking relationships in setting up multiple accounts in multiple banks to maximize federal deposit insurance coverage.

Competition with other financial institutions could adversely affect our profitability.

The banking and financial services industry is very competitive. Legal and regulatory developments have made it easier for new and sometimes unregulated competitors to compete with us. Consolidation among financial service providers has resulted in fewer very large national and regional banking and financial institutions holding a large accumulation of assets. These institutions generally have significantly greater resources, a wider geographic presence or greater accessibility. Our competitors sometimes are also able to offer more services, more favorable pricing or greater customer convenience than we do. In addition, our competition has grown from new banks and other financial services providers that target our existing or potential customers. As consolidation continues, we expect additional institutions to try to exploit our market.

Technological developments have allowed competitors including some non-depository institutions, to compete more effectively in local markets and have expanded the range of financial products, services and capital available to our target customers. If we are unable to implement, maintain and use such technologies effectively, we may not be able to offer products or achieve cost-efficiencies necessary to compete in our industry. In addition, some of these competitors have fewer regulatory constraints and lower cost structures.

We rely heavily on the proper functioning of our technology.

We rely heavily on communications and information systems to conduct our business.  Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems.  While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed.  The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We rely on third-party service providers for much of our communications, information, operating and financial control systems technology. If any of our third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality, as found in our existing systems, without the need to expend substantial resources, if at all. Any of these circumstances could have an adverse effect on our business.

Changes in accounting standards may affect our performance.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations.  From time to time there are changes in the financial accounting and reporting standards that govern the preparation of our financial statements.  These changes can be difficult to predict and can materially impact how we report and record our financial condition and results of operations.  In some cases, we could be required to apply a new or revised standard retroactively, resulting in a retrospective adjustment to prior financial statements.
An increase in interest rates, change in the programs offered by governmental sponsored entities (“GSE”) or our ability to qualify for such programs may reduce our mortgage revenues, which would negatively impact our non-interest income.

Our mortgage banking operations provide a significant portion of our non-interest income.  We generate mortgage revenues primarily from gains on the sale of single-family mortgage loans pursuant to programs currently offered by Fannie Mae, Freddie Mac and non-GSE investors.  These entities account for a substantial portion of the secondary market in residential mortgage loans.  Any future changes in these programs, our eligibility to participate in such programs, the criteria for loans to be accepted or laws that significantly affect the activity of such entities could, in turn, materially adversely affect our results of operations.  Further, in a rising or higher interest rate environment, our originations of mortgage loans may decrease, resulting in fewer loans that are available to be sold to investors.  This would result in a decrease in mortgage banking revenues and a corresponding decrease in non-interest income.  In addition, our results of operations are affected by the amount of non-interest expense associated with mortgage banking activities, such as salaries and employee benefits, occupancy, equipment and data processing expense and other operating costs.  During periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in loan originations.

We may engage in FDIC-assisted transactions, which could present additional risks to our business.

We may have opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions, including transactions in the states of Washington, Oregon and Idaho.  Although these FDIC-assisted transactions typically provide for FDIC assistance to an acquirer to mitigate certain risks, such as sharing exposure to loan losses and providing indemnification against certain liabilities of the failed institution, we are (and would be in future transactions) subject to many of the same risks we would face in acquiring another bank in a negotiated transaction, including risks associated with maintaining customer relationships and failure to realize the anticipated acquisition benefits in the amounts and within the timeframes we expect.  In addition, because these acquisitions are structured in a manner that would not allow us the time and access to information normally associated with preparing for and evaluating a negotiated acquisition, we may face additional risks in FDIC-assisted transactions, including additional strain on management resources, management of problem loans, problems related to integration of personnel and operating systems and impact to our capital resources requiring us to raise additional capital.  We cannot provide assurance that we would be successful in overcoming these risks or any other problems encountered in connection with FDIC-assisted transactions.  Our inability to overcome these risks could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the community banking industry where Riverview Community Bank conducts its business. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of key executives, including our President, and certain other employees. In addition, our success has been and continues to be highly dependent upon the services of our directors, many of whom are at or nearing retirement age, and we may not be able to identify and attract suitable candidates to replace such directors.

Our business may be adversely affected by an increasing prevalence of fraud and other financial crimes.

Our loans to businesses and individuals and our deposit relationships and related transactions are subject to exposure to the risk of loss due to fraud and other financial crimes.  Nationally, reported incidents of fraud and other financial crimes have increased.  We have also experienced an increase in apparent fraud and other financial crimes; however, we have not recently experienced material losses due to such crimes.  While we have policies and procedures designed to prevent such losses, there can be no assurance that such losses will not occur.

Managing reputational risk is important to attracting and maintaining customers, investors and employees.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, and questionable or fraudulent activities of our customers.  We have policies and procedures in place to protect our reputation and promote ethical conduct, but these policies and procedures may not be fully effective.  Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased governmental regulation.

Our assets as of March 31, 2010 include a deferred tax asset and we may not be able to realize the full amount of such asset.

We recognize deferred tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At March 31, 2010, the net deferred tax asset was approximately $11.2 million, an increase  from a balance of approximately $8.2 million at March 31, 2009. The increase in Riverview Community Bank’s net deferred tax asset resulted mainly from loan loss provisions and REO write-downs, neither of which is currently deductible for federal income tax reporting purposes. The deferred tax asset balance at March 31, 2010 attributable to our loan loss reserves and REO write-downs was $7.7 million and $2.3 million, respectively.

We regularly review our net deferred tax assets for recoverability based on history of earnings, expectations for future earnings and expected timing of reversals of temporary differences. Realization of deferred tax assets ultimately depends on the existence of sufficient taxable income, including taxable income in prior carryback years, as well as future taxable income. We believe the recorded net deferred tax asset at March 31, 2010 is fully realizable; however, if we determine that we will be unable to realize all or part of the net deferred tax asset, we would adjust this net deferred tax asset, which would negatively impact our earnings or increase our net loss.

Risks Relating to the Offering and our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock when you want or at prices you find attractive.

We cannot predict how our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this “Risk Factors” section:

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings or litigation that involve us;

•	changes in financial estimates and recommendations by financial analysts;

•	dispositions, acquisitions and financings;

•	actions of our current shareholders, including sales of common stock by existing shareholders and our directors and executive officers;

•	fluctuations in the stock prices and operating results of our competitors;

•	regulatory developments; and

•	other developments related to the financial services industry.

The market value of our common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our common stock and there is no assurance that purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price.

There may be future sales of additional common stock or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or from the perception that such sales could occur.  Further, any issuances of common stock would dilute our shareholders’ ownership interests and may dilute the per share book value of our common stock.

Our board of directors is authorized generally to cause us to issue additional common stock, as well as series of preferred stock, without any action on the part of our shareholders except as may be required under the listing requirements of the Nasdaq Stock Market.  In addition, the board has the power, without shareholderapproval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

        We intend to use the net proceeds from this offering to contribute $17.0 million to Riverview Community Bank to support its growth and related capital needs.   We expect to use the remaining net proceeds for general working capital purposes, which may include quarterly payments of interest on our junior subordinated debentures, including the quarterly interest payment of $300,000 that is currently deferred, as well as future investments in Riverview Community Bank to support its growth or capital needs. We have not designated the amount of remaining net proceeds that we will use for any particular purpose.  Accordingly, our management will retain broad discretion to allocate the remaining net proceeds of this offering. The se net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the se proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of this offering effectively could have an adverse effect on our business, financial condition and results of operations.

Regulatory and contractual restrictions may limit or prevent us from paying dividends on our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, holders of our common stock are subject to the prior dividend rights of any holders of our preferred stock at any time outstanding or depositary shares representing such preferred stock then outstanding. Although we have historically declared cash dividends on our common stock, we are not required to do so. We suspended our cash dividend during the quarter ended December 31, 2008 and we do not know if we will resume the payment of dividends in the future.  In addition, under the terms of the October 2009 MOU the payment of dividends by Riverview to its shareholders is also subject to the prior written non-objection of the OTS.  As an entity separate and distinct from Riverview Community Bank, Riverview derives substantially all of its revenue in the form of dividends from Riverview Community Bank.  Accordingly, Riverview is and will be dependent upon dividends from Riverview Community Bank to satisfy its cash needs and to pay dividends on its common stock. The inability to receive dividends from Riverview Community Bank could have a material adverse effect on Riverview’s business, financial condition and results of operations.  Riverview Community Bank’s ability to pay dividends is subject to its ability to earn net income and, to meet certain regulatory requirements.  Riverview Community Bank does not currently meet these regulatory requirements. See “Price Range of Common Stock and Dividend Information.” As discussed above, Riverview Community Bank may not pay dividends to Riverview without prior notice to the OTS, which limits Riverview’s ability to pay dividends on its common stock.  The lack of a cash dividend could adversely affect the market price of our common stock.

We have deferred payments of interest on our outstanding junior subordinated debentures and as a result we are prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, our common stock.

In the first quarter of fiscal 2011, we elected to defer regularly scheduled interest payments on our outstanding $22.7 million aggregate principal amount of junior subordinated debentures issued in connection with the sale of trust preferred securities through statutory business trusts. There are currently two separate series of these junior subordinated debentures outstanding, each series having been issued under a separate indenture and with a separate guarantee from Riverview. During the deferral period, interest will continue to accrue on the junior subordinated debentures at the stated coupon rate, including the deferred interest, and Riverview may not, among other things and with limited exceptions, pay cash dividends on or repurchase its common stock nor make any payment on outstanding debt obligations that rank equally with or are junior to the junior subordinated debentures.

We may, without notice to or consent from the holders of our common stock, issue additional series of junior subordinated debentures in the future with terms similar to those of our existing junior subordinated debentures or enter into other financing agreements that limit our ability to purchase or to pay dividends or distributions on our capital stock, including our common stock. Under Riverview’s MOU the issuance of any new debt is subject to the non-objection of the OTS. Assuming we were to receive such non-objection, as a result of our deferral of interest on the junior subordinated debentures, it is likely that we will not be able to raise funds through the offering of debt securities until we become current on these obligations or these obligations are restructured.

This deferral may also adversely affect our ability to obtain debt financing on commercially reasonable terms, or at all. In addition, if Riverview defers interest payments on the junior subordinated debentures for more than 20 consecutive quarters, it would be in default under the indentures governing these debentures and the amount due under such agreements would be immediately due and payable. Events of default under the indenture generally consist of our failure to pay interest on the junior subordinated debt securities under certain circumstances, our failure to pay any principal of or premium on such junior subordinated debt securities when due, our failure to comply with certain covenants under the indenture, and certain events of bankruptcy, insolvency or liquidation relating to us or Riverview Community Bank.

We anticipate using $300,000 of the net proceeds from this offering to become current on our junior subordinated debentures, however, for so long as we defer interest payments, we will likely have greater difficulty in obtaining financing and have fewer financing sources. In addition, the market value of our common stock may be adversely affected.

Our common stock constitutes equity and is subordinate to our existing and future indebtedness, and effectively subordinated to all the indebtedness of and other non-common equity claims against Riverview Community Bank.

The shares of our common stock represent equity interests in us and do not constitute indebtedness. Accordingly, the shares of our common stock will rank junior to all of our existing and future indebtedness and to other non-equity claims on Riverview with respect to assets available to satisfy claims on Riverview.

In addition, our right to participate in any distribution of assets of Riverview Community Bank upon liquidation or otherwise, and thus your ability as a holder of our common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors and depositors of Riverview Community Bank, except to the extent that any of our claims as a creditor of Riverview Community Bank may be recognized. As a result, holders of our common stock will be effectively subordinated to all existing and future liabilities and obligations of Riverview Community Bank.  At March 31, 2010, Riverview Community Bank’s total deposits and borrowings were approximately $743.7 million.

Our common stock trading volume may not provide adequate liquidity for investors.

Shares of our common stock are listed on the Nasdaq Global Select Market.  However, the average daily trading volume in our common stock is less than that of many larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the daily average trading volume of our common stock, significant sales of the common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of our common stock.

Our directors and executive officers could have the ability to influence shareholder actions in a manner that may be adverse to your personal investment objectives.

As of March 31, 2010, our directors and executive officers as a group beneficially owned 1,420,814 shares of our common stock (including 143,000 shares issuable under exercisable stock options within sixty days of March 31, 2010), which represented approximately 13.0% of our outstanding shares as of that date (including in total shares outstanding the 143,000 shares issuable under exercisable options held by the group).  Due to their significant collective ownership interest, our directors and executive officers may be able to exercise significant influence over our management and business affairs. For example, using their voting power, the directors and executive officers may be able to influence the outcome of director elections or block significant transactions, such as a merger or acquisition, or any other matter that might otherwise be favored by other shareholders.

Anti-takeover provisions could negatively impact our shareholders.

Provisions in our articles of incorporation and bylaws, the corporate law of the State of Washington and federal regulations could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the market price of our common stock.  These provisions include: supermajority voting requirements for certain business combinations with any person who beneficially owns 15% or more of our outstanding common stock; limitations on voting by any person holding more than 10% of any class of Riverview equity securities; the election of directors to staggered terms of three years; advance notice requirements for nominations for election to our board of directors and for proposing matters that shareholders may act on at shareholder meetings, a requirement that only directors may fill a vacancy in our board of directors, supermajority voting requirements to remove any of our directors and the other provisions described under “Certain Anti-Takeover Provisions in Our Articles of Incorporation and Bylaws.”  Our articles of incorporation also authorize our board of directors to issue preferred stock, and preferred stock could be issued as a defensive measure in response to a takeover proposal.  For further information, see “Description of Capital Stock—Preferred Stock.”  In addition, pursuant to OTS regulations, as a general matter, no person or company, acting individually or in concert with others, may acquire more than 10% of our common stock without prior approval from the OTS.

These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock.  These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our board of directors.

USE OF PROCEEDS

Our estimated net proceeds from this offering are approximately $         million, or approximately $        million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of this offering.  We intend to use the net proceeds from this offering to contribute $17.0 million to Riverview Community Bank to support its growth and related capital needs.   We expect to use the remaining net proceeds for general working capital purposes, which may include quarterly payments of interest on our junior subordinated debentures, including the quarterly interest payment of $300,000 that is currently deferred, as well as future investments in Riverview Community Bank to support its growth or capital needs.  Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

CAPITALIZATION

The following table shows our actual consolidated capitalization as of March 31, 2010 and as adjusted to give effect to the issuance of the common stock offered by this prospectus.  You should read the following table together with the section entitled “Summary of Selected Consolidated Financial Information” and our consolidated financial statements and notes, which are incorporated by reference into this prospectus.  Our capitalization is presented on a historical basis and on a pro forma basis as if the offering had been completed as of March 31, 2010 based on the following:

•
the sale of 6,896,552 shares of common stock at a price of $2.90 per share based on a closing price of the common stock on the NASDAQ Global Select Market on June 3, 2010; the price at which the common stock is sold in the offering may be higher or lower than $2.90, and we may sell a greater or lower number of shares in the offering;

•	the net proceeds to us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering of $1.6 million, are $18.4 million;

•	$17.0 million of the net proceeds to us in this offering are contributed to Riverview Community Bank;

•	no liquid assets of Riverview other than the net proceeds from this offering are contributed to Riverview Community Bank; and

•	the underwriters’ over-allotment option is not exercised.

	At March 31, 2010
	Actual	As Adjusted
	(dollars in thousands except per share data)
DEBT
FHLB borrowings and other long-term debt	$55,681	$55,681
Total debt	$55,681	$55,681

SHAREHOLDERS’ EQUITY
Preferred stock, $.01 par value, authorized 250,000 shares; none issued and outstanding	$-	$-
Common stock, $.01 par value, authorized 50,000,000 shares, 10,923,773 shares issued, and 10,923,773 shares outstanding, and 17,820,325 shares outstanding, as adjusted at March 31, 2010	109	178
Additional paid-in capital	46,948	65,229
Retained income, substantially restricted	38,878	38,878
Accumulated other comprehensive loss, net of income taxes	(799)	(799)
Unearned stock compensation	(1,202)	(1,202)
Total shareholders’ equity	83,934	102,284
Noncontrolling interest	420	420
Total equity	84,354	102,704
Total capitalization	$140,035	$158,385

Book value per common share (1)	$7.68	$5.74

Shareholder equity to total assets ratio	10.02%	11.94%

Regulatory capital ratios(2)
Total Risk-Based Capital ratio	12.11%	14.42%
Tier 1 Risk-Based Capital ratio	10.85	13.16
Tier 1 (Leverage) ratio	9.84	11.69
__________________________________
(1)	Calculated based on shareholders' equity.
(2)	Regulatory capital ratios are calculated for Riverview Community Bank and not Riverview on a consolidated basis.

 PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is traded on the Nasdaq Global Select Market under the symbol "RVSB." At June 3, 2010, there were 10,923,773 shares of our common stock issued and outstanding.  Based on our most recent shareholder list we had 819 shareholders of record and an estimated 1,614 holders in nominee or "street name" through various brokerage firms.

The following table sets forth the high and low trading prices, as reported by Nasdaq, and cash dividends paid for each quarter during the periods presented. At June 3, 2010, there were 21 market makers in our common stock as reported by the Nasdaq Global Select Market.

Fiscal Year Ended March 31, 2011	High	Low	Cash Dividends Declared
First Quarter (through June 3, 2010)	$ 3.81	$ 2.24	$0.000

Fiscal Year Ended March 31, 2010	High	Low	Cash Dividends Declared
First Quarter	$ 3.90	$ 2.63	$0.000
Second Quarter	4.32	2.95	0.000
Third Quarter	3.93	2.24	0.000
Fourth Quarter	2.94	2.21	0.000

Fiscal Year Ended March 31, 2009	High	Low	Cash Dividends Declared

First quarter	$ 9.79	$ 7.42	$0.090
Second quarter	7.38	4.52	0.045
Third quarter	6.10	2.25	0.000
Fourth quarter	4.35	1.60	0.000

The timing and amount of cash dividends paid on our common stock depends on our earnings, capital requirements, financial condition and other relevant factors and is subject to the discretion of our board of directors.  After consideration of these factors, during the quarter ended December 31, 2008 we eliminated our dividend payout to preserve our capital.  The primary source for dividends paid to our shareholders is dividends paid to us from Riverview Community Bank.  There are regulatory restrictions on the ability of our subsidiary bank to pay dividends.  Under federal regulations, the dollar amount of dividends an institution may pay depends upon its capital position and recent net income.  Generally, Riverview Community Bank may not declare or pay a cash dividend on its stock if it would cause its regulatory capital to be reduced below the amount required for the liquidation account established in the mutual to stock conversion of Riverview Community Bank or to meet applicable regulatory capital requirements. Pursuant to the OTS regulations, Riverview Community Bank generally may make capital distributions during any calendar year equal to retained net income for the calendar year-to-date plus retained net income for the previous two calendar year-to-date periods, assuming the distribution would not cause regulatory capital to be reduced below the required amount.  Riverview Community Bank is required under its MOU to provide notice to the OTS 30 days prior to the declaration of a dividend to provide the OTS an opportunity to object to the payment. At March 31, 2010, Riverview Community Bank would not have been permitted under OTS regulations to make capital a distributions as a result of the calculation above and prior distributions made. To declare a dividend in excess of this amount, Riverview Community Bank would be required to file an application with the OTS subject to its review and approval. Unlike Riverview Community Bank, we are not subject to any regulatory restrictions on the payment of dividends; however, we are subject to the requirements of Washington law. Under Washington law, dividends may be paid unless the corporation would not be able to pay its liabilities as they become due in the usual course of business or the corporation’s total assets would be less than its total liabilities.  In order to pay such cash dividends, however, we must have available cash either from dividends received from Riverview Community Bank or earnings on our assets.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 50,000,000 shares of common stock having a par value of $.01 per share and 250,000 shares of preferred stock having a par value of $.01 per share. Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.  Our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, validly issued, fully paid and non assessable.

The following description of our capital stock does not purport to be complete and is qualified in all respects by reference to our articles of incorporation and bylaws, and the Washington Business Corporation Act.  See “Where You Can Find More Information.”

Common Stock

The rights and privileges of holders of our common stock will be subject to the rights and preferences established for any series of preferred stock that we may issue in the future.

Dividends. We can pay dividends out of statutory surplus or from certain net profits if, as and when declared by our board of directors. Our payment of dividends is subject to limitations that are imposed by law and applicable regulation and any other restrictions that may be imposed by our regulators. The holders of common stock are entitled to receive and share equally in any dividends declared by our board of directors out of funds legally available for the payment of dividends. If we issue a series of preferred stock, the holders of such series of preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock possess exclusive voting rights in us. They elect our board of directors and act on any other matters as are required to be presented to them under applicable law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. In addition, our articles of incorporation provide that a holder of common stock who owns, together with certain affiliates or persons acting in concert, in excess of 10% of the then-outstanding shares of common stock cannot vote any shares in excess of 10% unless permitted by our board of directors. If we issue a series of preferred stock, holders of such series of preferred stock may also possess voting rights. Certain matters require the vote of 80% of the outstanding shares entitled to vote thereon.

Liquidation. In the event of liquidation, dissolution or winding up of us, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution. If we issue a series of preferred stock, the holders of such series of preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

We may issue preferred stock with such designations, powers, preferences and rights as our board of directors may from time to time determine. Our board of directors can, without shareholder approval except to the extent required under the rules of the Nasdaq Stock Market, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Generally any preferred stock issued will rank senior to common stock with respect to the payment of dividends or amounts paid upon our liquidation, winding up or dissolution, or both.  Under certain circumstances, the issuance of shares of preferred stock, or merely the existing authorization of our board of directors to issue shares of preferred stock, may tend to discourage or impede a merger or other change in control.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

CERTAIN ANTI-TAKEOVER PROVISIONS IN OUR
ARTICLES OF INCORPORATION AND BYLAWS

Our articles of incorporation and bylaws contain certain provisions that could make more difficult an acquisition of us, by means of a tender offer, proxy context or otherwise. Certain provisions also render the removal of the incumbent board of directors or management more difficult. These provisions may have the effect of deterring or defeating a future takeover attempt that is not approved by our board of directors, but which our shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction might not have the opportunity to do so. The following description of these provisions is only a summary and does not provide all of the information contained in Riverview’s articles of incorporation and bylaws. See "Where You Can Find More Information" as to where to obtain a copy of these documents.

Business Combinations with Related Persons

The articles of incorporation require the approval of the holders of at least 80% of our outstanding shares of voting stock to approve certain business combinations involving a "related person" except in cases where the proposed transaction has been approved in advance by a two-thirds vote of those members of our board of directors who are unaffiliated with the related person and who were either directors prior to the time when the related person became a related person or were recommended to succeed such a director by a majority of the unaffiliated board of directors members who were directors prior to that time.

The term "related person" includes any individual or entity that together with its affiliates owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of Riverview.

A "business combination" includes:

•	any merger or consolidation of us with or into any related person, or any merger or consolidation of a related person with or into us or any subsidiary;

•
any sale, lease, exchange, mortgage, transfer or other disposition of more than 25% of our assets or the assets of any subsidiary, or any sale, lease, exchange, transfer or other disposition of more than 25% of the assets of a related person to us or any subsidiary;

•	the issuance of any of our securities or any subsidiary to a related person, or the acquisition by us or any subsidiary of any securities of a related person;

•	any reclassification of our common stock or any recapitalization involving our common stock;

•	any liquidation of us; or

•	any agreement or other arrangement providing for any of the foregoing.

Limitation on Voting Rights

Our articles of incorporation provide that no record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of common stock will be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit, unless permitted by a resolution adopted by a majority of our board of directors. Beneficial ownership is determined pursuant to the federal securities laws and includes shares beneficially owned by such person or any of his or her affiliates (as defined in the articles of incorporation), shares which such person or his or her affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his or her affiliates have or share investment or voting power, but does not include shares that are subject to a revocable proxy and that are not otherwise beneficially, or deemed by us to be beneficially, owned by such person and his or her affiliates.

Board of Directors

Classified Board. Our board of directors is divided into three classes, each of which contains approximately one-third of the number of directors. The shareholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of our board of directors without the consent of the incumbent directors.

Filling of Vacancies; Removal. The articles of incorporation provide that any vacancy occurring in our board of directors, including a vacancy created by an increase in the number of directors, may be filled by a vote of a majority of the directors then in office. The articles also provide that a director may be removed from the board prior to the expiration of his or her term only for cause and only upon the vote of at least 80% of the outstanding shares entitled to vote for directors. These provisions make it more difficult for shareholders to remove directors and replace them with their own nominees.

Special Meetings of Shareholders

The articles of incorporation provide that only the president or a majority of our board of directors may call a special meeting of the Riverview shareholders. Shareholders are not able to call a special meeting or require the board to do so. This provision prevents shareholders from forcing consideration of a proposal between annual meetings over the opposition of the president and the board by calling a special meeting of the shareholders.

Advance Notice Provisions for Shareholder Nominations and Proposals

Our articles of incorporation establish an advance notice procedure for shareholders to nominate directors or bring other business before a shareholders meeting. A person may not be nominated for election as a director unless that person is nominated by or at the direction of our board of directors or by a shareholder who has given appropriate notice to us before the meeting. Similarly, a shareholder may not bring business before a meeting unless the shareholder has given us appropriate notice of its intention to bring that business before the meeting. Our secretary must receive notice of the nomination or proposal not less than 30 nor more than 60 days prior to the meeting. A shareholder who desires to raise new business must provide certain information to us concerning the nature of the new business, the shareholder and the shareholder's interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing shareholder.

Advance notice of nominations or proposed business by shareholders gives our board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the Board, to inform shareholders and make recommendations about those matters.

Preferred Stock

The articles of incorporation authorize our board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, conversion rates, and liquidation preferences. Although our board of directors has no current intention to do so, it could issue a series of preferred stock that could, depending on its terms, impede a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue shares with those terms based on its judgment as to the best interests of us and our shareholders.

Amendment of Articles of Incorporation

Our articles of incorporation require the affirmative vote of at least 80% of the votes entitled to be cast to amend or repeal certain provisions of the articles of incorporation, including the provisions limiting voting rights and those relating to approval of business combinations with related persons, calling special meetings, director and officer indemnification and amendment of the bylaws and articles of incorporation. These supermajority voting requirements make it more difficult for the shareholders to amend these provisions.

Federal Law. Riverview Community Bank is a federal savings bank. Acquisitions of control of Riverview Community Bank by an individual are governed by the Change in Bank Control Act, and by another company are governed by Section 10 of the Home Owners’ Loan Act. The OTS has promulgated regulations under these laws.

The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other individuals, may acquire control of a federal savings bank, unless the OTS has been given 60 days prior written notice. Similar notice is required to be provided to the OTS by an individual acquiring a similar ownership interest in a savings and loan holding company. The Home Owners’ Loan Act provides that no company may acquire “control” of a savings association without the prior approval of the OTS. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the OTS. In addition, acquisitions of control of a savings and loan holding company by another company are subject to the approval of the OTS.

Pursuant to OTS regulations, control of a savings institution or its holding company is conclusively deemed to have occurred by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or its holding company or the ability to control the election of a majority of the directors of an institution or its holding company. Moreover, control is presumed to have been occurred, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution or its holding company, where certain enumerated “control factors” are also present in the acquisition. The OTS may prohibit an acquisition of control if:

•	it would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

These restrictions do not apply to the acquisition of a savings institution’s or its holding company’s capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan or arrangement to which Part 4 of Title I of the Employee Retirement Income Security Act of 1974 (which we refer to as “ERISA”) applies (which we refer to as an “ERISA plan”) should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before allowing the plan to purchase our common stock. Accordingly, among other factors, the fiduciary should consider whether the purchase would be consistent with the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA plan and whether the purchase could constitute a “prohibited transaction” under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit an ERISA plan as well as any individual retirement account and other arrangement to which Section 4975 of the Code applies (which together with an ERISA plan we refer to individually as a “statutory plan”), from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (which we refer to individually as a “party in interest”) with respect to any such statutory plan, which transactions are commonly called “prohibited transactions.”  Riverview or the underwriter may be considered a party in interest with respect to a statutory plan.  For example, if the underwriter or any of its affiliates are engaged in providing services to such plan the underwriter or its affiliate would be a party in interest.  A violation of the “prohibited transaction” rules may result in an excise tax under Section 4975 of the Code for such persons unless exemptive relief is available under an applicable statutory or administrative exemption. In addition, the fiduciary of a statutory plan that engages in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA.

There is a risk that a purchase of our common stock by a statutory plan could constitute a prohibited transaction under ERISA and Section 4975 of the Code. For example, if a statutory plan sponsored by Riverview purchases our common stock either directly or indirectly by reason of the activities of one or more of its affiliates, the purchase of our common stock could be prohibited by Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code unless exemptive relief were available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued three administrative prohibited transaction class exemptions (which we refer to as “PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase of our common stock. These class exemptions are:

•	PTCE 96-23, for specified transactions determined by in-house asset managers;

•	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers; and

•	PTCE 75-1, as amended, for purchases of underwritten securities in a public offering.

    Furthermore, there are employee benefit plans other than statutory plans (such as governmental plans, as defined in Section 3(32) of ERISA, church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA) which, while not subject to the requirements of Part 4 of Title I of ERISA or Section 4975 of the Code, may be subject to laws which have a similar purpose or effect to the fiduciary and prohibited transaction provisions under Part 4 of Title I of ERISA and Section 4975 of the Code (which we refer to as “Similar Laws”).

Based on the foregoing, our common stock should not be purchased by any person investing “plan assets” of any statutory plan, any entity whose underlying assets include “plan assets” under ERISA by reason of any statutory plan’s investment in the entity, or any employee benefit plan which is subject to Similar Laws, unless the fiduciary for any such plan or entity can determine that such purchase will not result in a prohibited transaction under Part 4 of Title I of ERISA, Section 4975 of the Code, or any comparable provision under Similar Law.  Any person who is a fiduciary for such a plan or entity should consult with counsel regarding the risk, if any, of a prohibited transaction arising from the purchase of our common stock and whether any exemptive relief is necessary and available in light of such risk.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Wunderlich Securities as representative of the underwriters (referred to below as the “Underwriters”). We have entered into an underwriting agreement with the Underwriters, dated ________ ___, 2010 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter of Shares	Number

Wunderlich Securities, Inc.
Howe Barnes Hoefer & Arnett, Inc.

Total

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, the Underwriters or securities dealers may distribute prospectuses electronically.

Director and Officer Participation

Our management, directors, principal shareholders, or their affiliates may acquire shares in this offering. Furthermore, any purchases by management, directors, principal shareholders, or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

Over-allotment Option

We have granted to the Underwriters an option to buy 1,035,000 additional shares of our common stock. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have thirty (30) days from the date of this prospectus to exercise this option.

Commissions and Discounts

Shares of common stock sold by the Underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $____ per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $_____ per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase an additional shares of common stock:

	No Exercise	Full Exercise

Per Share Total	$	$

Total	$	$

We have agreed to reimburse the Underwriters, for certain expenses incurred by them in connection with the offering, the amount of such expenses not to exceed $75,000.  We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $_______.

No Sales of Similar Securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of ninety (90) days after the date of this prospectus. At any time and without public notice, the representative may, in its sole discretion, release all or some of the securities from these lock-up agreements.

Indemnification and Contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.  If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

Nasdaq Listing

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “RVSB.”

Price Stabilization and Short Positions

Until the distribution of the shares of common stock offered by this prospectus is completed, the rules of the SEC may limit the ability of the Underwriters to bid for and to purchase our securities.  As an exception to these rules, the Underwriters may engage in transactions effected in accordance with Regulation M under the Securities Exchange Act of 1934 that are intended to stabilize, maintain, or otherwise affect the price of our common stock.  The Underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the Underwriters may discontinue them at any time. The Underwriters may carry out these transactions on the Nasdaq Stock Market, in the over-the-counter market or otherwise.

Affiliations

The Underwriters and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The Underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

LEGAL MATTERS

Certain matters relating to the offering of the common stock will be passed upon for us by Breyer & Associates PC, McLean, Virginia. Kilpatrick Stockton LLP, Washington, D.C., will act as counsel for the underwriters.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended March 31, 2010, and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference.  Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, which means we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may inspect without charge any documents filed by us at the Public Reference Room of the SEC, at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all of the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC's Public Reference Room in Washington D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

As allowed by the SEC's rules, we  “incorporate by reference” certain information that we file with the SEC, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	Our Annual Report on Form 10-K filed on May 28, 2010 for the fiscal year ended March 31, 2010; and

•	The portions of our definitive proxy statement on Schedule 14A filed on June 4, 2010 and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

Nothing in this prospectus shall be deemed to incorporate information deemed furnished but not filed with the SEC.

These documents are available without charge to you on the Internet at http://www.riverviewbank.com or if you call or write to: Phyllis Kreibich, Secretary, Riverview Bancorp, Inc., 900 Washington Street, Suite 900, Vancouver, Washington 98660, telephone: (360) 693-6650. The reference to our website is not intended to be an active link and the information on our website is not, and you must not consider the information to be, a part of this prospectus.

6,896,552 Shares

  Common Stock

________________________________

PROSPECTUS
___________________________

Wunderlich Securities

Howe Barnes Hoefer & Arnett

                      , 2010

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.                 Other Expenses of Issuance and Distribution

Amount
SEC Registration Fee	$1,640
Registrant's Legal Fees and Expenses	175,000
Registrant's Accounting Fees and Expenses	60,000
Printing, EDGAR and engraving fees	12,000
FINRA Filing Fees	4,000
Blue Sky legal fees and filing fees	15,000
Other	10,000
Total	$277,640

Item 14.                 Indemnification of Directors and Officers

Riverview is organized under the Washington Business Corporation Act (the “WBCA”) which, in general, empowers Washington corporations to indemnify a person made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney's fees, judgments, amounts paid in settlements, penalties and fines actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Washington corporations may not indemnify a person in connection with such proceedings if the person was adjudged to have received an improper personal benefit.

The WBCA also empowers Washington corporations to provide similar indemnity to such a person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, unless the person was adjudged liable to the corporation.

If authorized by the articles of incorporation of a Washington corporation or by its shareholders, a Washington corporation may indemnify and advance expenses to the persons described above without regard to the limitations described above, provided that such indemnity will not cover acts or omissions of the person finally adjudged to be intentional misconduct or a knowing violation of law, conduct finally adjudged to involve a violation of WBCA Section 310 (related to certain unlawful distributions), and any transaction with respect to which it was finally adjudged that the person received a benefit to which such person was not legally entitled.

The WBCA also permits a Washington corporation to purchase and maintain on behalf of such person insurance against liabilities incurred in such capacities. Riverview has obtained a policy of directors' and officers' liability insurance.

The WBCA further permits Washington corporations to limit the personal liability of directors for a breach of their fiduciary duty. However, the WBCA does not eliminate or limit the liability of a director for any of the following: (i) acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director; (ii) conduct violating WBCA Section 310; or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Riverview's Articles of Incorporation and Bylaws

Riverview's articles of incorporation limit the personal liability of directors for a breach of their fiduciary duty except for under the circumstances required to be excepted under Washington law described above.

Riverview's articles of incorporation generally require Riverview to indemnify directors, officers, employees and agents to the fullest extent legally possible under the WBCA. In addition, the articles of incorporation require Riverview to similarly indemnify any such person who is or was serving at the request of Riverview as a director, officer, partner, trustee, employee or agent of another entity. Riverview's articles of incorporation further provide for the advancement of expenses under certain circumstances.

Other

Riverview maintains directors’ and officers’ liability insurance for the benefit of its directors and officers.

Item 15.                 Recent Sales of Unregistered Securities

Not Applicable.

Item 16.                 Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

See the Exhibit Index filed as part of this Registration Statement.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.                 Undertakings

The undersigned Registrant hereby undertakes:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, State of Washington, on July 2 , 2010.

RIVERVIEW BANCORP, INC.

/s/ Patrick Sheaffer
By: Patrick Sheaffer
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/Patrick Sheaffer	July 2 , 2010
Patrick Sheaffer
Chairman and Chief Executive Officer (Principal Executive Officer)

/s/Ronald A. Wysaske	July 2 , 2010
Ronald A. Wysaske President, Chief Operating Officer and Director

/s/Kevin Lycklama*	July 2 , 2010
Kevin Lycklama Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/Michael D. Allen*	July 2 , 2010
Michael D. Allen Director

/s/Gary R. Douglass*	July 2 , 2010
Gary R. Douglass Director

/s/Edward R. Geiger*	July 2 , 2010
Edward R. Geiger Director

/s/Gerald L. Nies*	July 2 , 2010
Gerald L. Nies Director

/s/Jerry C. Olson*	July 2 , 2010
Jerry C. Olson Director

/s/Paul L. Runyan*	July 2 , 2010
Paul L. Runyan Director

* By power of attorney dated October 22, 2009

EXHIBIT INDEX

Exhibits:

1.1	Form of Underwriting Agreement *

3.1	Articles of Incorporation of Riverview Bancorp, Inc. (1)

3.2	Amended and Restated Bylaws of Riverview Bancorp, Inc. (2)

5.1	Opinion of Breyer and Associates, PC re: Legality of Securities Being Registered

10.1	Form of Employment Agreement between the Bank and Patrick Sheaffer, Ronald A. Wysaske, David A. Dahlstrom and John A. Karas (3)

10.2	Form of Change in Control Agreement between the Bank and Kevin J. Lycklama (3)

10.3	Employee Severance Compensation Plan (4)

10.4	Employee Stock Ownership Plan (5)

10.5	1998 Stock Option Plan (6)

10.6	2003 Stock Option Plan (7)

10.7	Form of Incentive Stock Option Award Pursuant to 2003 Stock Option Plan (8)

10.8	Form of Non-qualified Stock Option Award Pursuant to 2003 Stock Option Plan (8)

10.9	2008 Deferred Compensation Plan (9)

21.0	Subsidiaries of the Registrant (10)

23.1	Consent of Breyer and Associates, PC (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1	Power of Attorney, included in signature page*
__________
*	Previously filed.
(1)	Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 333-30203), and incorporated herein by reference.
(2)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on June 4, 2010, and incorporated herein by reference.
(3)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on September 18, 2007, and incorporated herein by reference.
(4)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and incorporated herein by reference.
(5)	Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended March 31, 1998, and incorporated herein by reference.
(6)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-8 (Registration No. 333-66049), and incorporated herein by reference.
(7)	Filed as an exhibit to the Registrant’s Definitive Annual Meeting Proxy Statement (000-22957), filed with the Commission on June 5, 2003, and incorporated herein by reference.
(8)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, and incorporated herein by reference.
(9)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended June 30, 2009, and incorporated herein by reference.
(10)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended March 31, 2007, and incorporated herein by reference.